Exhibit 4

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INGENIX, INC.,

MOGUL ACQUISITION CORPORATION

AND

NWH, INC.

DATED AS OF MAY 25, 2006

Execution Copy

TABLE OF CONTENTS

Article I The Merger		1

1.01	The Merger	1
1.02	Closing	1
1.03	Effective Time	2
1.04	Certificate of Incorporation and Bylaws	2
1.05	Directors	2
1.06	Officers	2

Article II Conversion of Securities; Payment of Merger Consideration		2

2.01	Effect on Capital Stock	2
2.02	Exchange of Certificates	3
2.03	Company Equity Awards	6
2.04	Withholding Rights	6

Article III Representations and Warranties of the Company		7

3.01	Organization, Standing and Corporate Power	7
3.02	Subsidiaries	7
3.03	Capital Structure	8
3.04	Authority; Noncontravention	10
3.05	Governmental Approvals	11
3.06	Company SEC Documents; No Undisclosed Liabilities	12
3.07	Information Supplied	12
3.08	Absence of Certain Changes or Events	13
3.09	Litigation	13
3.10	Contracts	13
3.11	Compliance with Laws	15
3.12	Employee Benefit Plans	17
3.13	Taxes	20
3.14	Intellectual Property; Software	22
3.15	Properties and Assets	25
3.16	Environmental Matters	26
3.17	Transactions with Related Parties	27
3.18	Brokers and Other Advisors	27
3.19	Opinion of Financial Advisor	27
3.20	Insurance	27
3.21	Vote Required	27
3.22	Rights Agreement	28
3.23	State Takeover Statutes	28

Article IV Representations and Warranties of Parent and Merger Sub		28

4.01	Organization, Standing and Corporate Power	28
4.02	Authority; Non-contravention	29

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4.03	Governmental Approvals	30
4.04	Information Supplied	30
4.05	Litigation	30
4.06	No Business Activities	30
4.07	Financing	30

Article V Covenants Relating to Conduct of Business		30

5.01	Conduct of Business	30
5.02	No Solicitation by the Company	35

Article VI Additional Agreements		37

6.01	Preparation of the Proxy Statement; Stockholder Meetings	37
6.02	Access to Information; Confidentiality	38
6.03	Reasonable Best Efforts	39
6.04	Indemnification, Exculpation and Insurance	40
6.05	Fees and Expenses	41
6.06	Public Announcements	41
6.07	Stockholder Litigation	41
6.08	Employee Matters	41
6.09	Employment Agreements	42
6.10	Standstill Agreements, Confidentiality Agreements, Anti-takeover Provisions	42
6.11	Cooperation	42
6.12	Mogul Sub	42
6.13	Subsidiaries other than Mogul Sub	42
6.14	Estimated Balance Sheet	43
6.15	Target Company Cash	43
6.16	Payment of Expenses	44
6.17	Shareholder and Employee Accounts	44
6.18	Management Bonuses	45

Article VII Conditions Precedent		45

7.01	Conditions to Each Party’s Obligation to Effect the Merger	45
7.02	Conditions to Obligations of Parent and Merger Sub	45
7.03	Conditions to Obligations of the Company	47
7.04	Frustration of Closing Conditions	48

Article VIII Termination, Amendment and Waiver		48

8.01	Termination	48
8.02	Termination Fee	49
8.03	Effect of Termination	51
8.04	Amendment	51
8.05	Extension; Waiver	51
8.06	Procedure for Termination or Amendment	51

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Article IX General Provisions		51

9.01	Nonsurvival of Representations and Warranties	51
9.02	Notices	51
9.03	Definitions	53
9.04	Interpretation	53
9.05	Counterparts	54
9.06	Entire Agreement; No Third-Party Beneficiaries	54
9.07	Governing Law	54
9.08	Assignment	54
9.09	Specific Enforcement; Consent to Jurisdiction	54
9.10	Severability	55

SCHEDULES

Schedule 6.15(b)	–	Methodology for Statement of Estimated Company Cash

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TABLE OF DEFINED TERMS

DEFINED TERM	SECTION	PAGE
2006 Dividend	6.15(b)(vii)	44
Adverse Recommendation Notice	5.02(d)	37
Affiliate	9.03(a)	52
Agreement	Preamble	1
Carryover PTO	6.08(b)	41
Certificate	2.01(c)(v)	3
Certificate of Merger	1.03	2
Closing	1.02	2
Closing Date	1.02	2
Closing Merger Consideration	2.01(c)	3
Closing Merger Consideration Per Share	2.01(c)(ii)	3
COBRA	3.12(h)	19
Code	2.04	6
Company Adverse Recommendation Change	5.02(d)	36
Company By-laws	3.01	7
Company Certificate	3.01	7
Company Closing Cash	6.14	43
Company Common Stock	2.01	2
Company Disclosure Letter	Article III	7
Company Intellectual Property	3.14(a)(iv)	22
Company Material Adverse Effect	3.04(c)	11
Company Plans	3.12(a)	18
Company	Preamble	1
Company Preferred Stock	3.03(a)	8
Company SEC Documents	3.06(a)	12
Company Stock Option	2.03(a)	6
Company Stock Plans	3.03(a)	8
Company Stockholder Approval	3.04(a)	10
Company Stockholders Meeting	6.01(b)	38
Company Superior Proposal	5.02(c)	36
Company Takeover Proposal	5.02(b)	35
Company’s Transaction Expenses	6.15(b)(ii)	43
Confidentiality Agreement	6.02(a)	38
Contract	3.04(b)	10
Copyrights	3.14(a)(i)(C)	22
DGCL	1.01	1
Dissenting Shares	2.02(h)	5
Effective Time	1.03	2
Eligible Employees	6.08(b)	41
Employees	3.12(a)	18
ENS Purchase Agreement	6.12	42
Environmental Laws	3.16(b)	26
Environmental Liabilities	3.16(c)	26
ERISA	3.12(a)	17

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Estimated Balance Sheet	6.14	43
Exchange Agent	2.02(a)	3
Exchange Fund	2.02(a)	4
Filed Company SEC Documents	3.08	13
Fully-Diluted Common Stock Number	2.01(c)(i)	3
GAAP	3.06(b)	12
Governmental Authority	3.05	11
Hazardous Material	3.16(d)	26
Indemnified Parties	6.04(a)	40
Information Supplies	3.07	12
Insider Settlement	6.17	44
Intellectual Property	3.14(a)(i)	22
IP Licenses	3.14(a)(ii)	22
IRS	3.13(c)	20
Knowledge	9.03(b)	53
Laws	3.11(a)	15
Leases	3.15(a)	25
Liens	3.02	7
Management Bonuses	6.15(b)(iii)	43
Merger	Preamble	1
Merger Sub	Preamble	1
Mogul Sub	3.03(c)	8
Mogul Sub Capital Stock	3.03(c)	8
Mogul Sub Common Stock	3.03(c)	8
Mogul Sub Preferred Stock	3.03(c)	8
Mogul Sub Stock Options	3.03(c)	9
Mogul Sub Stock Plans	3.03(c)	9
Necessary Consents	3.05	11
NY Office Wind-Down Costs	6.15(b)(v)	44
Parent Disclosure Letter	Article IV	28
Parent Material Adverse Effect	4.02(c)	29
Parent	Preamble	1
Patents	3.14(a)(i)(B)	22
Permits	3.11(a)	16
Permitted Liens	9.03(d)	53
person	9.03(c)	53
poison pill	5.01(a)(iii)	31
Proprietary Software	3.14(j)	24
Real Property	3.15(a)	25
Release	3.16(e)	27
Representatives	5.02(a)	35
Requisite Regulatory Approvals	7.01(b)	45
Restraints	7.01(c)	45
Rights Agreement	3.22	28
Sarbanes-Oxley	3.11(e)	16
Securities Act	3.03(e)	9

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Severance Costs	6.15(b)(iv)	44
Software	3.14(a)(iii)	22
Statement of Estimated Company Cash	6.14	43
Subsidiary	9.03(e)	53
Surviving Corporation	1.01	1
Target Company Cash	6.15	43
tax returns	3.13(l)	21
taxes	3.13(l)	21
Termination Date	8.01(b)(i)	48
Termination Fee	8.02(a)(iv)	50
Trade Secrets	3.14(a)(i)(D)	22
Trademarks	3.14(a)(i)(A)	22
Voting Agreement	Preamble	1
Wind-Down Costs	6.15(b)(vi)	44

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 25, 2006, is by and among Ingenix, Inc., a Delaware corporation (“Parent ”), Mogul Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and NWH, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable and in the best interests of their respective stockholders this Agreement, the Voting Agreement and the merger of the Company with and into Merger Sub (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain of Company’s officers and directors are entering into voting agreements with the Company, Parent and Merger Sub of even date herewith covering an aggregate number of shares and Company Stock Options representing, at the time of signing, 16.6% of the Company’s outstanding shares of Company Common Stock, whereby they agree to give Parent a proxy to vote all of the shares of capital stock of the Company that such stockholders beneficially own or otherwise have the right to vote in favor of adoption of this Agreement and approval of the Merger and against any Company Takeover Acquisition Proposal (the “Voting Agreement”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, as a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving entity in the Merger (the “Surviving Corporation”) in accordance with the DGCL. The Merger shall have the effects set forth in the DGCL. As a result of the Merger, the Company shall become a wholly owned subsidiary of Parent.

1.02 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date to be specified by the parties (the “Closing Date”), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Hahn & Hessen LLP, 488 Madison Avenue, New York, NY 10022, unless another date or place is agreed to in writing by the parties hereto.

1.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and, as soon as practicable on or after the Closing Date, shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as Parent and the Company shall agree and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

1.04 Certificate of Incorporation and Bylaws. The Certificate of Incorporation of the Company shall be the Certificate of Incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Time, and the Bylaws of Merger Sub shall be the Bylaws of the Surviving Corporation.

1.05 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.

1.06 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

CONVERSION OF SECURITIES; PAYMENT OF MERGER CONSIDERATION

2.01 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any membership interests of Merger Sub:

(a) Shares of Merger Sub. The issued and outstanding shares of common stock of Merger Sub shall remain outstanding and shall constitute the only issued and outstanding shares of common stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock. Each share of Company Common Stock and Company Preferred Stock that is owned by the Company (as treasury stock or otherwise), automatically shall be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock.

(i) The “Closing Merger Consideration” shall be equal to the sum of (A) $53,803,528, plus (B) the aggregate exercise price of all in-the-money Company Stock Options outstanding immediately prior to the Effective Time.

(ii) The “Fully-Diluted Common Stock Number” means the number of shares of Common Stock (A) issued and outstanding immediately prior to the Effective Time and (B) issuable upon exercise of in-the-money Company Stock Options outstanding immediately prior to the Effective Time.

(iii) The “Closing Merger Consideration Per Share” means the Closing Merger Consideration divided by the Fully-Diluted Common Stock Number, which, as set forth in this Agreement, is $18.24.

(iv) Subject to the terms and conditions of this Agreement, each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.01(b), and other than as provided in Section 2.02(h) with respect to shares as for which appraisal rights have been perfected) shall be converted into the right to receive an amount equal to the Closing Merger Consideration Per Share in cash, without interest thereon (subject to any applicable withholding tax), upon surrender of the corresponding Certificate in accordance with Section 2.01.

(v) As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Closing Merger Consideration Per Share to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.02(b), without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Closing Merger Consideration Per Share shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

2.02 Exchange of Certificates.

(a) Exchange Agent. As of the Effective Time, Parent shall deposit with Continental Stock Transfer & Trust Company or such other bank or trust company as may be designated by Parent, with the Company’s prior written consent, which shall not be unreasonably withheld or delayed (the “Exchange Agent”), for exchange in accordance with this Article II, through the Exchange Agent, cash sufficient to pay the Closing Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the applicable portion of the Closing Merger Consideration pursuant to Section 2.01(c), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and such transmittal letter shall be in customary form and shall have such other provisions as Parent may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for the applicable portion of the Closing Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a check for the applicable portion of the Closing Merger Consideration pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, a check for the applicable portion of the Closing Merger Consideration may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer. Until surrendered as contemplated by this Section 2.01(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable portion of the Closing Merger Consideration.

(c) No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates, and at the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. Subject to the last sentence of Section 2.02(h), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for nine months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the applicable portion of the Closing Merger Consideration in accordance with this Article II. If any Certificate shall not have been surrendered immediately prior to the date on which any Closing Merger Consideration would otherwise escheat to or become the property of any Governmental Authority (as defined below), any such Closing Merger Consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(e) No Liability. None of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any person in respect of cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be the property of, and shall be paid to, Parent. Any losses resulting from such investments shall not in any way diminish Parent’s and Merger Sub’s obligation to pay the full amount of the Closing Merger Consideration.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the applicable portion of the Closing Merger Consideration in accordance with the terms of this Agreement.

(h) Dissenting Shares. Notwithstanding Section 2.02(c), any shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a person who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with the DGCL (the “Dissenting Shares”) shall not be converted into a right to receive the applicable portion of the Closing Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses its rights to appraisal or it is determined that such holder does not have appraisal rights in accordance with the DGCL. If, after the Effective Time, such holder fails to perfect or withdraws or loses its right to appraisal, or if it is determined that such holder does not have appraisal rights, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the applicable portion of the Closing Merger Consideration. The Company shall give Parent and Merger Sub prompt notice of any demands received by the Company for appraisal of shares, and Parent and Merger Sub shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable Law. The Company shall not, except with prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable Law.

2.03 Company Equity Awards.

(a) Each option to purchase Company Common Stock (the “Company Stock Options”) that is outstanding immediately prior to the Effective Time (whether or not exercisable) shall be cancelled as of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Company Stock Options, in exchange for the right to receive an amount of cash without interest (to be paid as soon as reasonably practicable following the Effective Time) equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Stock Option multiplied by (ii) the excess, if any, of the amount of the Closing Merger Consideration Per Share over the exercise price per share of Company Common Stock under such Company Stock Option (with the aggregate amount of such payment rounded down to the nearest cent) less applicable Taxes, if any, required to be withheld with respect to such payment.

(b) Except as provided herein or as otherwise agreed by the parties, the Company (or, if appropriate, a committee administering the stock plans of the Company) shall take all actions reasonably necessary prior to or as of the Effective Time such that each of the Company Option Plans, and any other plan, program or arrangement with any current or former employee, officer, director or consultant providing for the issuance or grant of any interest in respect of the capital stock of the Company, shall terminate as of the Effective Time. The Company (or, if appropriate, a committee administering the stock plans of the Company) shall take all reasonably necessary actions to ensure that, following the Effective Time, no current or former employee, officer, director or consultant shall have any option to acquire any shares of Company Common Stock or any other equity interest in the Company under the Company Option Plans or any other plan, program or arrangement maintained by the Company.

(c) Company agrees to structure and time any dispositions and acquisitions of Company Common Stock by its directors and officers (as defined in Rule 16a-1 under the Exchange Act) pursuant to the transactions contemplated by this Agreement and to take, and cause the Company, or appropriate committee of the Company, to take, prior to the Effective Time, any and all such actions as may be reasonably necessary to afford an exemption from liability under Section 16(b) of the Exchange Act for such acquisitions and dispositions.

(d) Except as set forth in Section 2.03(d) of the Company Disclosure Letter, since January 1, 2003, the Company, including the Company Board and any committee acting on behalf of the Company Board, has not, and will not hereafter, except for the Company Stockholder Approval and the Merger, take any action to accelerate the vesting or exercisability, or otherwise amend, modify or change the terms, of any Company Stock Option or other equity or equity-based awards.

2.04 Withholding Rights. The Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of shares of Company Common Stock and Company Stock Options, or to any other persons pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) and the rules and regulations promulgated thereunder, or under any provision of state or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the former holder of the shares of Company Common Stock and Company Stock Options, or such other persons, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates; provided that any fact or condition disclosed in any section of such disclosure letter in such a way as to make its relevance to a representation or representations made elsewhere in this Agreement or information called for by another section of such disclosure letter reasonably apparent shall be deemed to be an exception to such representation or representations or to be disclosed on such other section of such disclosure letter notwithstanding the omission of a reference or cross reference thereto) delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

3.01 Organization, Standing and Corporate Power. The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed and has all requisite power and authority to carry on its business as now being conducted. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed individually or in the aggregate has not resulted in, and would not reasonably be expected to result in, direct or indirect costs or liabilities to the Company and its Subsidiaries, taken as a whole. Section 3.01 of the Company Disclosure Letter lists all jurisdictions in which the Company or any Subsidiary is qualified to conduct business. The Company has made available to Parent complete and correct copies of its Certificate of Incorporation (the “Company Certificate”) and By-laws (the “Company By-laws”) and the certificate of incorporation and by-laws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement. The Company has made available to Parent and its representatives correct and complete copies of the minutes of all meetings of stockholders, the Company Board and each committee of the Company Board and the board of directors of each of its Subsidiaries held since December 31, 1993.

3.02 Subsidiaries. Section 3.02 of the Company Disclosure Letter lists all the Subsidiaries of the Company and, for each such Subsidiary, the state of formation and each jurisdiction in which such Subsidiary is qualified or licensed to do business. Except as disclosed on Section 3.02 of the Company Disclosure Letter, all the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued, are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all pledges, claims, liens, charges, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”), and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests. Except for the capital stock or other equity or voting interests of its Subsidiaries and publicly traded securities held for investment which do not exceed 5% of the outstanding securities of any entity, the Company does not own, directly or indirectly, any capital stock or other equity or voting interests in any person. Other than as disclosed on Section 3.02 of the Company Disclosure Letter, none of the Subsidiaries other than Mogul Sub has actively conducted any business in the five (5) years preceding the Effective Time.

3.03 Capital Structure.

(a) The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). At the close of business on May 24, 2006 (i) 2,910,859 shares of Company Common Stock were issued and outstanding, (ii) 431,372 shares of Company Common Stock were held by the Company in its treasury, (iii) 187,115 shares of Company Common Stock were reserved for issuance upon the exercise or payment of stock options, stock units or other awards granted or subject to grant pursuant to the 1993 Stock Option Plan, the 1997 Equity Incentive Plan and the 2000 Director Option Plan (the “Company Stock Plans”) of which 172,115 have an exercise price less than the Closing Merger Consideration Per Share and (iv) no shares of Company Preferred Stock were issued or outstanding.

(b) The Company has delivered to Parent a correct and complete list, as of May 24, 2006, of all outstanding Company Stock Options and other rights to purchase or receive shares of Company Common Stock granted under the Company Stock Plans or otherwise, the number of shares of Company Common Stock subject thereto, whether or not a stock option is an incentive stock option, expiration dates and exercise prices thereof, in each case broken down as to each plan, agreement or other arrangement and as to each individual holder. Except as set forth above in this Section 3.03, at the close of business on May 24, 2006, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Except as set forth above in this Section 3.03, there are no outstanding stock appreciation rights, rights to receive shares of Company Common Stock or Company Preferred Stock on a deferred basis or other rights that are linked to the value of Company Common Stock granted under the Company Stock Plans or otherwise. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c) The authorized capital stock of Electronic Network Systems, Inc. (“Mogul Sub”) consists of 50,000,000 shares of common stock, par value $0.01 per share (“Mogul Sub Common Stock”), and 500,000 shares of preferred stock, par value $0.01 per share (the “Mogul Sub Preferred Stock” and together with the Mogul Sub Common Stock, the “Mogul Sub Capital Stock”) of which 12,000 have been designated by Mogul Sub as Series A Preferred Stock and 2,000 have been designated by Mogul Sub as Series B Preferred Stock. As of the date of this Agreement, (i) 16,895,158 shares of Mogul Sub Common Stock were issued and outstanding, (ii) 12,000 shares of Series A Preferred

Stock were issued and outstanding, (iii) 2,000 shares of Series B Preferred Stock were issued and outstanding, (iv) no shares of Mogul Sub Common Stock and no shares of Mogul Sub Preferred Stock, were held by Mogul Sub in its treasury, (v) 6,470,789 shares of Mogul Sub Common Stock were reserved for issuance pursuant to the conversion of the Mogul Sub Preferred Stock, and (vi) no shares of Mogul Sub Capital Stock were reserved for issuance pursuant to any options to purchase Mogul Sub Capital Stock (the “Mogul Sub Stock Options”) pursuant to any stock option or equity plan, including the 1999 Equity Incentive Plan (the “Mogul Sub Stock Plans”) and no shares of Mogul Sub Capital Stock were subject to outstanding Mogul Sub Stock Options. Section 3.03(c) of the Company Disclosure Letter lists the names of all holders of Mogul Sub Capital Stock and their respective ownership of each class of Mogul Sub Capital Stock on both a basic and fully diluted basis. All of the issued and outstanding shares of Mogul Sub Capital Stock are owned of record as set forth in Section 3.03(c) of the Company Disclosure Letter.

(d) Except as set forth above in Section 3.03(c), no shares of capital stock or other voting securities of Mogul Sub were issued, reserved for issuance or outstanding. Except as set forth above in Section 3.03(c), there are no outstanding options, stock appreciation rights, rights to receive shares of Mogul Sub Capital Stock on a deferred basis or other rights that are linked to the value of Company Common Stock or Mogul Sub Capital Stock granted under the Mogul Sub Stock Plans or otherwise. All rights to receive shares of Mogul Sub Capital Stock pursuant to the Mogul Sub Stock Plans have expired in accordance with the terms of the Mogul Sub Stock Plans. All outstanding shares of capital stock of Mogul Sub are, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(e) Except as set forth above in this Section 3.03, there are no bonds, debentures, notes or other indebtedness of the Company or any Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth above in this Section 3.03, (i) there are not issued, reserved for issuance or outstanding (A) any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company or any of its Subsidiaries or (B) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or any obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any of its Subsidiaries, (ii) there are not any outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities and (iii) there are not any outstanding obligations of the Company or any of its Subsidiaries to register shares of any capital stock or other securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”). Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any such securities.

3.04 Authority; Noncontravention.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and the Voting Agreement and, subject to the adoption of this Agreement and the Merger by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), to consummate the Merger and the other transactions contemplated by this Agreement, including the Voting Agreement. The execution and delivery of this Agreement and the Voting Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and the Voting Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the Voting Agreement or to consummate the transactions contemplated hereby, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. Each of this Agreement and the Voting Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, is enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity). As of the date hereof, the Company Board, at a meeting duly called and held at which all the directors of the Company were present in person or by telephone, duly and unanimously adopted resolutions (i) declaring that this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company’s stockholders, (ii) approving and adopting this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (iv) recommending that the stockholders of the Company adopt this Agreement. The Company Board has taken all action necessary to render the provisions of Section 203 of the DGCL inapplicable to this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement. No “fair price,” “merger moratorium,” “control share acquisition” or other anti-takeover or similar statute or regulation applies or purports to apply to this Agreement, the Merger or the other transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement does not, and the consummation of the Merger and the other transactions contemplated by this Agreement, including the Voting Agreement and compliance with the provisions of this Agreement and the Voting Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of the Company or any of its Subsidiaries under, (i) the Company Certificate or the Company By-laws or the comparable organizational documents of any of its Subsidiaries, (ii) any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease or other material contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit or license (each, a “Contract”), to which the Company or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or (iii) subject to the governmental filings and other matters referred to in Section 3.05, any Law applicable to the Company or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate (A) have not had and would not reasonably be expected to have a Company Material Adverse Effect, (B) would not reasonably be expected to impair in any material respect the ability of the Company to perform its obligations hereunder and (C) would not reasonably be expected to prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

(c) For purposes of this Agreement, “Company Material Adverse Effect” shall mean any change, effect, event, circumstance, occurrence or state of facts that (I) is materially adverse to the business, assets, liabilities, capitalization, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence or state of facts, in each case, arising after the date hereof, relating to (i) the U.S. economy or the U.S. financial markets in general, (ii) the industry in which the Company and its Subsidiaries operate in general, (iii) the announcement of this Agreement or the transactions contemplated hereby (provided that the exclusion set forth in this clause (iii) shall not apply to Section 3.04(b) hereof), (iv) changes in applicable Laws or regulations or (v) changes in GAAP; provided that with respect to clauses (i), (ii), (iv) and (v), such change, effect, event, circumstance, occurrence or state of facts (A) does not specifically relate to (or have the effect of specifically relating to) the Company and its Subsidiaries and (B) is not more adverse to the Company and its Subsidiaries than to other companies operating in the industry in which the Company and its Subsidiaries operate, or (II) materially impairs the ability of the Company to perform its obligations hereunder.

3.05 Governmental Approvals. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (each, a “Governmental Authority”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, except for those required under or in relation to (a) the Securities Act, (b) the Exchange Act, (c) the Certificate of Merger to be filed with the Secretary of State of the State of Delaware and appropriate documents to be filed with the relevant authorities of other states in which the Company is qualified to do business, (d) any appropriate filings with and approvals of NASDAQ, (e) the approvals set forth in Section 3.05(e) of the Company Disclosure Letter, (f) state securities or “blue sky” laws and (g) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to (x) have a Company Material Adverse Effect, (y) impair in any material respect the ability of the Company to perform its obligations hereunder or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (a) through (g) above or listed in Section 3.05 of the Company Disclosure Letter are referred to herein as “Necessary Consents.”

3.06 Company SEC Documents; No Undisclosed Liabilities.

(a) The Company has filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed by the Company since October 31, 2002 (such documents, the “Company SEC Documents”). No Subsidiary of the Company is required to file, or files, any form, report or other document with the SEC. As of their respective dates, the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information contained in any Company SEC Document has been corrected by a later-filed Company SEC Document.

(b) The financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments).

(c) Except (i) as set forth in the financial statements included in the Company’s Annual Report on Form 10-K filed prior to the date hereof for the year ended October 31, 2005 or (ii) as incurred in the ordinary course of business since October 31, 2005, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that individually or in the aggregate have had or would reasonably be expected to have a Company Material Adverse Effect.

3.07 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the proxy statement relating to the Company Stockholders Meeting (together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company’s stockholders, the “Proxy Statement”), and any other documents to be filed by the Company with the SEC or any other Governmental Authority in connection with the Merger and the other transactions contemplated hereby, will, on the date of its filing, or in the case of the Proxy Statement, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to any solicitation of proxies for the Company Stockholders Meeting which shall have become false or misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement.

3.08 Absence of Certain Changes or Events. Since the date of the most recent audited financial statements included in the Company SEC Documents filed by the Company and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”), except (a) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby to Parent, Merger Sub and the Company’s financial and legal advisors or (b) as disclosed in the Filed Company SEC Documents there has not been any change, effect, event, circumstance, occurrence or state of facts that individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect.

3.09 Litigation. There is no suit, action, claim, proceeding or investigation pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened against the Company or any of its Subsidiaries that individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against, or, to the Knowledge of the Company or any of its Subsidiaries, investigation by any Governmental Authority involving, the Company or any of its Subsidiaries that individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

3.10 Contracts.

(a) Neither the Company nor any of its Subsidiaries is a party to, and none of their respective properties or other assets is subject to, any Contract that is of a nature required to be filed as an exhibit to a report or filing under the Securities Act or the Exchange Act, other than any Contract that is filed as an exhibit to the Filed Company SEC Documents.

(b) Except for Contracts filed in unredacted form as exhibits to the Filed Company SEC Documents, Section 3.10(b) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement, and the Company has made available to Parent correct and complete copies (including all amendments, modifications, extensions, renewals, guaranties or other Contracts with respect thereto, but excluding all names, terms and conditions that have been redacted in compliance with applicable Laws governing the sharing of information), of:

(i) all Contracts (other than Contracts of the category required to be disclosed in either clause (xiv) or clause (xv) of this Section 3.10(b), regardless of value) of the Company or any of its Subsidiaries having an aggregate value per Contract, or involving payments by or to the Company or any of its Subsidiaries, of more than $50,000 on an annual basis;

(ii) all Contracts to which the Company or any of its Subsidiaries is a party, or by which the Company, any of its Subsidiaries or any of its Affiliates is bound, that contain a covenant restricting the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would restrict the ability of Parent or any of its Subsidiaries, including the Surviving Corporation and its Subsidiaries) to compete in any business or with any person or in any geographic area;

(iii) all Contracts of the Company or any of its Subsidiaries with any Affiliate of the Company (other than any of its Subsidiaries);

(iv) all Contracts to which the Company or any of its Subsidiaries is a party granting any license to Intellectual Property, and any other license (other than real estate) having an aggregate value per license, or involving payments by the Company or any of its Subsidiaries, of more than $50,000 on an annual basis;

(v) all confidentiality agreements (other than in the ordinary course of business), agreements by the Company or any of its Subsidiaries not to acquire assets or securities of a third party or agreements by a third party not to acquire assets or securities of the Company or any of its Subsidiaries;

(vi) any Contract having an aggregate value per Contract, or involving payments by or to the Company or any of its Subsidiaries, of more than $50,000 on an annual basis that requires consent of or notice to a third party in the event of or with respect to the Merger, including in order to avoid a breach or termination of or loss of benefit under any such Contract;

(vii) all joint venture, profit sharing, partnership or other similar agreements involving co-investment with a third party to which the Company or any of its Subsidiaries is a party;

(viii) any Contract with a Governmental Authority (other than ordinary course Contracts with Governmental Authorities as a customer) which imposes any material obligation or restriction on the Company or its Subsidiaries;

(ix) all leases, subleases, licenses or other Contracts pursuant to which the Company or any of its Subsidiaries use or hold any material property;

(x) all material outsourcing Contracts;

(xi) all Contracts with investment bankers, financial advisors, attorneys, accountants or other advisors retained by the Company or any of its Subsidiaries;

(xii) all Contracts providing for the indemnification by the Company or any of its Subsidiaries of any person, except for any such Contract that (i) is not material to the Company or any of its Subsidiaries and (ii) was entered into in the ordinary course of business;

(xiii) all Contracts pursuant to which any indebtedness of the Company or any of its Subsidiaries is outstanding or may be incurred and all guarantees of or by the Company or any of its Subsidiaries of any indebtedness of any other person (other than the Company or any of its Subsidiaries) (except for such indebtedness and guarantees the aggregate principal amount of which does not exceed $50,000 on an annual basis and excluding trade payables arising in the ordinary course of business);

(xiv) any customer Contract that involves (1) annual payments of greater than $50,000 or annual administrative services fees or similar payments of greater than $50,000 and (2) by its terms, does not terminate on or before one year after the date of such Contract and is not cancelable during such period without penalty or without payment (other than customer agreements that are not terminable within one year solely as a result of the Health Insurance Portability and Accountability Act and the regulations promulgated thereunder (including 45 C.F.R. parts 160, 162, and 164) or other statutory or regulatory requirements); and

(xv) any Contract with respect to any risk sharing or risk transfer arrangement or that provides for a retroactive premium or similar adjustment or withholding arrangement.

(c) None of the Company or any of its Subsidiaries (x) is, or has received written notice or has Knowledge that any other party to any of its Contracts is, in violation or breach of or default (with or without notice or lapse of time or both) in any material respect under, or (y) has waived or failed to enforce any material rights or benefits under, any Contract to which it is a party or any of its properties or other assets is subject, and (ii) to the Knowledge of the Company, there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Contract except for violations, breaches, defaults, waivers or failures to enforce rights or benefits covered by clauses (i) or (ii) above that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.11 Compliance with Laws.

(a) The Company and each of its Subsidiaries has been since October 31, 2002 and is in compliance in all material respects with all statutes, laws, ordinances, rules, regulations, judgments, orders and decrees of any Governmental Authority

(collectively, “Laws”) applicable to it, its properties or other assets or its business or operations. None of the Company or any of its Subsidiaries has received, since October 31, 2002, a notice or other communication alleging or relating to a possible material violation of any Laws applicable to its businesses or operations. The Company and its Subsidiaries have in effect all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Authorities (collectively, “Permits”) necessary to carry on their businesses as now conducted, and there has occurred no material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Permit, all of which are listed in Section 3.11(a) of the Company Disclosure Letter. There is no event which has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Permit. Assuming all Closing Consents (as defined below) are made or obtained, the Merger, in and of itself, would not cause the revocation or cancellation of any such Permit.

(b) Since October 31, 2002, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party service provider acting on behalf of the Company or any of its Subsidiaries, has received, nor otherwise has any Knowledge of, any written notice from any Governmental Authority or has become a party to any enforcement action, order, decree, stipulation or open and pending financial examination that (y) alleges any material noncompliance (or that the Company or any of its Subsidiaries or any such third party service provider is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged material noncompliance) with any applicable material Law, or (z) would be reasonably likely to result in a material fine, assessment or cease and desist order applicable to the Company or any of its Subsidiaries, or the suspension, revocation or material limitation or restriction of any Permit; and (ii) neither the Company nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to its non-compliance with, or violation of, any applicable Law.

(c) Since October 31, 2002, the Company and each of its Subsidiaries has timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Authority, including state health and insurance regulatory authorities and any applicable Federal regulatory authorities, and have timely paid all Taxes, fees and assessments due and payable in connection therewith, except where the failure to make such payments would not be material to the Company or any of its Subsidiaries.

(d) The Company and its Subsidiaries have implemented policies, procedures and/or programs designed to assure that its agents and employees are in material compliance with all applicable Laws, including laws, regulations, directives and opinions of Governmental Authorities relating to advertising, licensing, sales and compensation disclosure practices, unfair trade practices and conflict of interest policies.

(e) The Company and each of its officers and directors are in compliance with, and have complied, in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act (“Sarbanes-Oxley”) and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ. The Company has previously disclosed to Parent all of the information required to be disclosed by the Company and its officers and employees, including the Company’s chief executive officer and chief financial officer, to the Company Board or any committee thereof pursuant to the certification requirements relating to Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The Company and each of its Subsidiaries maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the Company and such Subsidiary and has previously disclosed to Parent its work plan, budget and timetable for compliance with the SEC rules promulgated under Section 404 of Sarbanes-Oxley.

(f) The Company has disclosed, based on its most recent evaluation, to the Company’s auditors and the audit committee of the Board of Directors of the Company and to Parent (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that existed as of October 31, 2005 or later which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information for its financial statements and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(g) To the Knowledge of the Company, the Company’s principal executive officer and its principal financial officer will be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Sections 302, 906 and 404 of Sarbanes-Oxley, without qualification, when next due.

(h) Since November 1, 2004, neither the Company nor any of its Subsidiaries has effected any securitization transaction or other “off-balance sheet arrangement” (as defined in Item 303 of Regulation S-K of the Securities Act).

3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a correct and complete list of: all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all other employee benefit plans, programs, agreements, policies, arrangements or payroll practices, including bonus plans, employment, consulting or other compensation agreements, collective bargaining agreements, Company Stock Plans, Mogul Sub Stock Plans, individual stock option agreements to which the Company is a party granting stock options to acquire Company Common Stock that have not been granted under a Company Stock Plan, incentive and other equity or equity-based compensation, or deferred compensation arrangements, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programs maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributed or is obligated to contribute thereunder for current or former employees of the Company or any of its Subsidiaries (the “Employees”) (collectively, the “Company Plans”).

(b) Correct and complete copies of the following documents, with respect to each of the Company Plans (other than a Multiemployer Plan), have been delivered or made available to Parent by the Company, to the extent applicable: (i) any plans, all amendments and attachments thereto and related trust documents, insurance contracts or other funding arrangements, and amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto and the most recent actuarial report, if any; (iii) the most recent IRS determination letter; (iv) summary plan descriptions; and (v) material written communications to employees generally.

(c) The Company Plans have been maintained in accordance with their terms and with all provisions of ERISA, the Code and other applicable Laws, and neither the Company (nor any of its Subsidiaries) nor any “party in interest” or “disqualified person” with respect to the Company Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA, except as individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect. No fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Plan, except where the failure to comply individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) The Company Plans intended to qualify under Section 401 of the Code are so qualified and any trusts intended to be exempt from Federal income taxation under Section 501 of the Code are so exempt, except where the failure to comply individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e) None of the Company, its Subsidiaries or any trade or business (whether or not incorporated) that is treated as a single employer, with any of them under Section 414(b), (c), (m) or (o) of the Code has any current or contingent liability with respect to (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). Each Company Plan that is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code meets such requirements, with such exceptions that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(f) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Plans (including workers compensation) or by Law (without regard to any waivers granted under Section 412 of the Code), to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension).

(g) There are no pending actions, claims or lawsuits that have been asserted or instituted against the Company Plans, the assets of any of the trusts under the Company Plans or the sponsor or administrator of any of the Company Plans, or against any fiduciary of the Company Plans with respect to the operation of any of the Company Plans (other than routine benefit claims), nor does the Company have any Knowledge of facts that could form the basis for any such action, claim or lawsuit, other than such actions, claims or lawsuits that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(h) None of the Company Plans provides for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or applicable state law, and at the expense of the participant or the participant’s beneficiary. Each of the Company and any ERISA Affiliate which maintains a “group health plan” within the meaning of Section 5000(b)(1) of the Code has complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder, except where the failure to comply individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(i) Except as set forth in Section 3.12(i) of the Company Disclosure Letter (to the extent applicable, in each case broken down as to each item, and the individual and amount involved), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, including the Company Stockholder Approval or the Merger, will (i) result in any payment becoming due to any Employee, (ii) increase any benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Company Plan or (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under a Company Plan. Except as set forth in Section 3.12(i) of the Company Disclosure Letter, since November 1, 2005, the Company, including the Company Board, any committee thereof and any officer of the Company, has not taken any action to increase the compensation or benefits payable after the date hereof to any officer having the title of senior vice president or higher of the Company.

(j) Neither the Company nor any of its Subsidiaries has a contract, plan or commitment, whether legally binding or not, to create any additional Company Plan or to modify any existing Company Plan, except as required by applicable Law or tax qualification requirement.

(k) Any individual who performs services for the Company or any of its Subsidiaries (other than through a contract with an organization other than such individual) and who is not treated as an employee of the Company or any of its

Subsidiaries for Federal income tax purposes by the Company or any of its Subsidiaries is not an employee for such purposes, except as individually or in the aggregate, together with any breach or breaches of Section 3.12(c) hereof (without regard to any materiality or Company Material Adverse Effect qualifiers therein), has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(l) Neither the Company nor any of its Subsidiaries is a party to any contract, agreement or other arrangement providing for the payment of any amount which would not be deductible by reason of Section 162(m) or Section 280G of the Code.

(m) All Nonqualified Deferred Compensation Plans (as defined in Code Section 409A(d)(1)) of the Company and its Subsidiaries are in material compliance with Code Section 409A and neither the Plans nor this transaction will cause a participant in such Plans to be subject to the tax imposed by Code Section 409A(a)(1)(B).

3.13 Taxes.

(a) The Company and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material tax returns required to be filed by it, and all such filed tax returns are correct and complete in all material respects. All taxes shown to be due on such tax returns, and all material taxes otherwise required to be paid by the Company or any of its Subsidiaries, have been timely paid.

(b) All taxes due and payable by the Company and its Subsidiaries have been adequately provided for in the financial statements of the Company and its Subsidiaries for all periods ending through the date hereof. No material deficiency with respect to taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries that has not been paid in full or fully resolved in favor of the taxpayer. No reductions have been made to the October 31, 2005 current tax reserve and valuation allowance previously reported to Parent.

(c) The income tax returns of the Company and each of its Subsidiaries have been examined by and settled with (or received a “no change” letter from) the Internal Revenue Service (the “IRS”) (or, to the Knowledge of the Company, the applicable statute of limitations has expired) for all years through 2001. All material assessments for taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.

(d) Neither the Company nor any of its Subsidiaries has any obligation under any agreement (either with any person or any taxing authority) with respect to material taxes.

(e) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code since the effective date of Section 355(e) of the Code.

(f) Neither the Company nor any of its Subsidiaries has (i) been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, other than the affiliated group of which the Company is the common parent or (ii) any material liability for the taxes of any other person (other than the Company or any of its Subsidiaries) under any state, local or foreign law, as a transferee or successor, by contract, or otherwise.

(g) No audit or other administrative or court proceedings are pending with any taxing authority with respect to any Federal, state or local income or other material taxes of the Company or any of its Subsidiaries, and no written notice of a proposed audit or other proceeding has been received by the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, is any such audit or other proceeding threatened. No issue has been raised by any taxing authority in any currently pending tax audit that could be material and adverse to the Company or any of its Subsidiaries for any period after the Effective Time. Neither the Company nor any of its Subsidiaries has any outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, any Federal, state or local income or other material taxes. Neither the Company nor any of its Subsidiaries has requested, or is currently the beneficiary of, any extension of time within which to file any tax return for any taxable period.

(h) No written claim that could give rise to material taxes has been made within the previous five years by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file tax returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(i) The Company has made available to Parent correct and complete copies of (i) all income and franchise tax returns of the Company and its Subsidiaries for the preceding three taxable years and (ii) any audit report issued within the last three years (or otherwise with respect to any audit or proceeding currently in progress) relating to income or franchise taxes of the Company or any of its Subsidiaries.

(j) No Liens for taxes exist with respect to any properties or other assets of the Company or any of its Subsidiaries, except for Liens for taxes not yet due.

(k) All material taxes required to be withheld by the Company or any of its Subsidiaries have been withheld and have been or will be duly and timely paid to the proper taxing authority.

(l) For purposes of this Agreement, (i) “taxes” shall mean taxes of any kind (including those measured by or referred to as income, franchise, gross receipts, sales, use, ad valorem, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property, windfall profits, customs, duties or similar fees, assessments or charges of any kind whatsoever) together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority with respect thereto, domestic or foreign and shall include any transferee or successor liability in respect of taxes (whether by contract or otherwise) and any several liability in respect of any tax as a result of being a member of any affiliated, consolidated, combined, unitary or similar group and (ii) “tax returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any taxing authority with respect to taxes, including any schedule or attachment thereto, and including any amendment thereof.

3.14 Intellectual Property; Software.

(a) As used herein:

(i) “Intellectual Property” means all U.S. and foreign:

(A) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans and other distinctive indicia of origin, together with goodwill, registrations and applications relating to the foregoing (“Trademarks”);

(B) patents and pending patent applications, invention disclosure statements, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof, any counterparts claiming priority therefrom and like statutory rights (“Patents”);

(C) registered and unregistered copyrights (including those in Software), rights of publicity and all registrations and applications to register the same (“Copyrights”); and

(D) confidential technology, know-how, inventions, processes, formulae, algorithms, models and methodologies (“Trade Secrets”);

(ii) “IP Licenses” means all Contracts (excluding “click-wrap” or “shrink-wrap” agreements or agreements contained in “off-the-shelf” Software or the terms of use or service for any Web site) pursuant to which the Company or any of its Subsidiaries have acquired rights in (including usage rights) to any Intellectual Property, or licenses and agreements pursuant to which the Company or any of its Subsidiaries have licensed or transferred the right to use any Intellectual Property, including license agreements, settlement agreements and covenants not to sue;

(iii) “Software” means all computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, databases and compilations, including any and all electronic data and electronic collections of data, all documentation, including user manuals and training materials, related to any of the foregoing and the content and information contained on any Web site; and

(iv) “Company Intellectual Property” means the Intellectual Property and Software held for use or used in the business of the Company or any of its Subsidiaries as presently conducted.

(b) Section 3.14(b) of the Company Disclosure Letter sets forth, for the Intellectual Property owned by the Company and its Subsidiaries, a complete and accurate list of all U.S., state and foreign: (i) Patents issued or pending; (ii) Trademark registrations and applications for registration (including Internet domain name registrations) and material unregistered trademarks and service marks; and (iii) material Copyrights.

(c) Section 3.14(c) of the Company Disclosure Letter lists all (i) material Software that is owned by the Company or its Subsidiaries and (ii) material IP Licenses.

(d) The Company, or one of its Subsidiaries, owns or possesses all licenses or other legal rights to use, sell or license all material Company Intellectual Property, free and clear of all Liens, except Permitted Liens.

(e) All Trademark registrations and applications for registration, Patents issued or pending and Copyright registrations and applications for registration owned or used by the Company and its Subsidiaries are valid and subsisting, in full force and effect and have not lapsed, expired or been abandoned, and are not the subject of any opposition filed with the United States Patent and Trademark Office or any other intellectual property registry.

(f) The Company, or one of its Subsidiaries, has the right to require the inventor or author of any Company Intellectual Property which constitutes an application for registration, including, but not limited to, all patent applications, Trademark applications and Copyright applications to transfer ownership, including all right, title and interest therein and thereto (including waiver of any moral rights), to the Company of the application and of the registration once it issues.

(g) The Company Intellectual Property constitutes all the Intellectual Property and Software necessary or appropriate for the continuing conduct and operation of the Company’s business in all respects as currently conducted and operated by the Company.

(h) Except as set forth in Section 3.14(h) of the Company Disclosure Letter:

(i) no claims, or to the Knowledge of the Company, threat of claims, have been asserted by any third party against the Company or any of its Subsidiaries related to the use in the conduct of the businesses of the Company Intellectual Property by the Company and its Subsidiaries or the conduct of the business of the Company infringes, misappropriates, dilutes or otherwise violates any Intellectual Property rights of any third party;

(ii) the conduct of the businesses of the Company and its Subsidiaries does not infringe, misappropriate, dilute or otherwise violate in any material respect any Intellectual Property rights of any third party;

(iii) to the Knowledge of the Company, no third party is infringing, misappropriating, diluting or violating any Company Intellectual Property;

(iv) no settlement agreements, consents, judgments, orders, forbearances to sue or similar obligations limit or restrict the Company’s or any Subsidiary’s rights in and to any Company Intellectual Property;

(v) the Company and its Subsidiaries have not licensed or sublicensed their rights in any Company Intellectual Property, or received or been granted any such rights (except pursuant to “click-wrap” or “shrink-wrap” agreements), other than pursuant to the IP Licenses;

(vi) the IP Licenses are valid and binding obligations of the Company or one its Subsidiaries, enforceable in accordance with their terms, and there is no default thereof by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by the other party thereto;

(vii) the Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets; and

(viii) the consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company’s and its Subsidiaries’ rights to own or use any of the Company Intellectual Property or obligate them to pay any royalties or other amounts to any third party in excess of the amounts payable by them prior to the Closing, nor will such consummation require the consent of any third party in respect of any Company Intellectual Property.

(i) The Company and each of its Subsidiaries has at all times (i) disclosed its personal data collection and use policy on its websites and (ii) complied with such policy. Neither this Agreement nor the consummation of the transactions contemplated hereby will violate any such personal data policy or any other applicable privacy or personal data Laws.

(j) The Company, or one of its Subsidiaries, maintains possession over the Software and the documentation (including user guides) reasonably necessary to use the Software, and the Company, or one of its Subsidiaries, maintains possession and control over the source code and/or such other documentation (including user guides and specifications) for all Software set forth in Section 3.14(c) of the Company Disclosure Letter which is listed as owned by the Company or any of its Subsidiaries (the “Proprietary Software”) reasonably necessary to use, maintain, and modify the Proprietary Software. Section 3.14(j) of the Company Disclosure Letter sets forth a list of all customers of the Company or any of its Subsidiaries who have received any rights to obtain the source code of the Company’s or any of its Subsidiaries’ Proprietary Software. The Proprietary Software was either developed by (x) employees of the Company or its Subsidiaries within the scope of their employment or (y) independent contractors who have unconditionally assigned all of their rights in such Proprietary Software and all copyrights in the Proprietary Software to the Company or its

Subsidiaries pursuant to written agreements. The Proprietary Software, and, to the Knowledge of the Company, the Software included in the Company Intellectual Property which it or its Subsidiaries license or otherwise use (i) functions in compliance in all respects with its related documentation and specifications, and functions properly in all respects to achieve its intended purposes and (ii) is free of any computer instructions, devices or techniques that are designed to infect, disrupt, damage, disable or alter such Software or its processing environment (including other programs, equipment and data), except in the case of clauses (i) and (ii) above, as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole.

3.15 Properties and Assets.

(a) Since their inception, neither the Company nor any Subsidiary has owned any real property. Section 3.15 of the Company Disclosure Letter sets a true and complete list of all real property (the “Real Property”) leased by the Company or any of its Subsidiaries pursuant to leases (collectively, the “Leases”), and the name of the lessor, the date of the Lease and each amendment to the Lease, and the aggregate annual rental or other fees payable under any such Lease. The Real Property has access, sufficient for the conduct of the business of the Company and its Subsidiaries as now conducted to public roads and to all utilities used in the operation of the business at that location.

(b) The Company holds a valid and existing leasehold interest under each of the Leases. The Company has delivered to Parent complete and accurate copies of each of the Leases (including all notices exercising renewal, expansion, termination or other material rights under the Leases), and none of the Leases has been modified in any material respect, except to the extent that the copies delivered to Parent disclose such modifications. Neither the Company nor any Subsidiary has leased or sublet, as lessor, sublessor, licensor or the like, any of the Real Property. No Lease is subject to any prime, ground or master lease, mortgage, deed of trust or other encumbrance or interest which would entitle the interest holder to interfere with or disturb the Company’s or any Subsidiary’s rights under the Lease while the Company or such Subsidiary is not in default under the Lease. Neither the Company nor any Subsidiary is in material default, and no circumstances exist which, if unremedied, would, either with or without notice or the passage of time or both, result in such material default by the Company or any of its Subsidiaries under any of the Leases; nor, to the Knowledge of the Company or any of its Subsidiaries, is any other party to any of the Leases in material default.

(c) The Company or its Subsidiaries own, or lease under valid leases, all of the buildings, fixtures, leasehold improvements, computers, equipment and other tangible assets, including, without limitation, all trucks, cabs and other rolling stock, necessary for the conduct of the business of the Company or its Subsidiaries as now conducted and presently proposed to be conducted, substantially all of which, collectively, are in good condition and repair, ordinary wear and tear excepted, and are usable in the ordinary course of business. Except for leased or licensed property, the Company and its Subsidiaries own good and marketable title to each of the properties and assets used by the Company or its Subsidiaries, located on the premises of the Company or its Subsidiaries.

3.16 Environmental Matters.

(a) Except for matters that are not material to the Company, (i) no written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no action, claim, suit, proceeding, review or investigation is pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened by any person against, the Company, any of its Subsidiaries or any person whose liability the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law with respect to any matters relating to or arising out of any Environmental Law; (ii) the Company and its Subsidiaries have been and are in compliance in all material respects with all Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required for its operations under applicable Environmental Laws; (iii) the Company and its Subsidiaries do not have any material Environmental Liabilities and, no facts, circumstances or conditions relating to, arising from, associated with or attributable to (A) any real property currently owned, operated or leased by the Company or its Subsidiaries or operations thereon or, to the Knowledge of the Company, formerly owned, operated or leased by the Company or its Subsidiaries or operations thereon or (B) any person whose liability the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law would reasonably be expected to result in Environmental Liabilities; and (iv) with respect to any real property currently owned or leased or, to the Knowledge of the Company, formerly owned or leased, as the case may be, by the Company or its Subsidiaries, there have been no Releases of Hazardous Materials that have or are reasonably likely to result in a claim against the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has entered into any agreement that may require them to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any person from or against any liabilities or costs arising out of or related to the generation, manufacture, use, transportation or disposal of Hazardous Materials, or otherwise arising in connection with or under Environmental Laws.

(b) As used in this Agreement, the term “Environmental Laws” means Federal, state, local and foreign statutes, Laws, judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits and governmental agreements relating to the protection of human health or the environment, including Hazardous Materials.

(c) As used in this Agreement, the term “Environmental Liabilities” with respect to any person means any and all liabilities of or relating to such person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, including contractual, which (i) arise under applicable Environmental Laws or with respect to Hazardous Materials or under any agreement or contract and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date.

(d) As used in this Agreement, the term “Hazardous Material” means all substances or materials regulated as hazardous, toxic, explosive, dangerous, flammable or radioactive under any Environmental Law including (i) petroleum, asbestos or polychlorinated biphenyls and (ii) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5.

(e) As used in this Agreement, the term “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

3.17 Transactions with Related Parties. Since October 31, 2005, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

3.18 Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Legacy Partners Group LLC and Patrick Kennedy, the fees and expenses of which will be paid by the Company in accordance with the Company’s or its Subsidiaries’ agreements with such firm (a complete copy of which has previously been made available to Parent), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or its Subsidiaries.

3.19 Opinion of Financial Advisor. The Company has received the opinion of Legacy Partners Group LLC dated the date hereof to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to the holders of shares of Company Common Stock and confirming that the price paid to the minority stockholders of Mogul Sub in the proposed purchase of their shares required pursuant to Section 6.12 is the same as the price per share received by the Company on account of its equity interest in Mogul Sub, a signed copy of which opinion will be delivered to Parent promptly following receipt thereof by the Company.

3.20 Insurance. Section 3.20 of the Company Disclosure Schedule contains a list of all material insurance policies which are owned by the Company and any of its Subsidiaries and which name the Company or any of its Subsidiaries as an insured, including without limitation, self-insurance programs and those which pertain to the Company’s assets, employees or operations. All such insurance policies are in full force and effect and the Company has not received notice of cancellation of any such insurance policies.

3.21 Vote Required. The affirmative vote of the holders of a majority of the voting power of the Company Common Stock with respect to the adoption of this Agreement is the only vote of the holders of any class or series of the capital shares of the Company required to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

3.22 Rights Agreement. The Company has taken all actions and has completed all amendments, if any, to the Rights Agreement, dated December 12, 1996, between the Company and Continental Stock Transfer and Trust Company, as rights agent (the “Rights Agreement”) necessary or appropriate so that the entering into of this Agreement and the Voting Agreement, and the consummation of the transactions contemplated hereby and thereby, do not and will not on the date hereof or merely as the result of the passage of time: (i) result in any person being deemed to be an “Acquiring Person” (as defined in the Rights Agreement); (ii) result in the ability of any person to exercise any rights under the Rights Agreement; (iii) enable or require the rights to separate from the shares of Company Common Stock to which they are attached or to be triggered or become exercisable; or (iv) enable the Company to exchange any such rights for shares of Company Common Stock, pursuant to the Rights Agreement or otherwise. No “Distribution Date” (as such term is defined in the Rights Agreement) has occurred or will occur as a result of the Company entering into this Agreement and the Voting Agreement. Copies of the Rights Agreement, and all amendments thereto, have previously been made available to Parent.

3.23 State Takeover Statutes. The Company has taken all action necessary in order to exempt this Agreement, the Merger and the other transactions contemplated hereby and thereby from, and this Agreement and the Merger and the other transactions contemplated hereby and thereby are exempt from, the requirements of any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation existing under, or adopted in connection with, the laws of the State of Delaware or any other state.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates; provided that, any fact or condition disclosed in any section of such disclosure letter in such a way as to make its relevance to a representation or representations made elsewhere in this Agreement or information called for by another section of such disclosure letter reasonably apparent shall be deemed to be an exception to such representation or representations or to be disclosed on such other section of such disclosure letter notwithstanding the omission of a reference or cross reference thereto) delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company as follows:

4.01 Organization, Standing and Corporate Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed and has all requisite power and authority to carry on its business as now being conducted.

4.02 Authority; Non-contravention.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the other party hereto, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity).

(b) The execution and delivery of this Agreement does not, and the consummation of the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Parent or Merger Sub under (i) the Certificate of Incorporation or By-laws of Parent or Merger Sub, (ii) any material Contract to which Parent or Merger Sub is a party or any of their respective properties or other assets is subject or (iii) subject to the governmental filings and other matters referred to in Section 4.03 hereof, any Law applicable to Parent or Merger Sub or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate (A) have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (B) would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations under this Agreement and (C) would not reasonably be expected to prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

(c) For purposes of this Agreement, “Parent Material Adverse Effect” shall mean any change, effect, event, circumstance, occurrence or state of facts that (I) is materially adverse to the business, assets, liabilities, financial condition or results of operations of Parent, taken as a whole, other than any change, effect, event, circumstance, occurrence or state of facts, in each case arising after the date hereof, relating to (i) the U.S. economy or the U.S. financial markets in general, (ii) the industry in which Parent operates in general, (c) the announcement of this Agreement or the transactions contemplated hereby (provided that the exclusion set forth in this clause (iii) shall not apply to Section 4.02(b) hereof), (iv) changes in applicable Laws or regulations or (v) changes in GAAP or regulatory accounting principles after the date hereof; provided that with respect to clauses (i), (ii), (iv) and (v), such change, effect, event, circumstance, occurrence or state of facts (A) does not specifically relate to (or have the effect of specifically relating to) Parent and (B) is not more adverse to Parent than to other companies operating in the industry in which Parent operates, or (II) materially impairs the ability of such entity to perform its obligations hereunder.

4.03 Governmental Approvals. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Parent, any of its Subsidiaries or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or the other transactions contemplated by this Agreement, except for (a) Necessary Consents and (b) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to (x) impair in any material respect the ability of Parent or Merger Sub to perform its obligations under this Agreement or (y) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

4.04 Information Supplied. The information relating to Parent or Merger Sub that is provided by Parent for inclusion in the Proxy Statement or any other document to be filed with any Governmental Authority in connection with the transactions contemplated hereby, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.05 Litigation. There is no suit, action, claim, proceeding or investigation pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would prevent or materially delay the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving, Parent that would prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

4.06 No Business Activities. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.

4.07 Financing. As of the Closing Date, Parent will have sufficient cash or other sources of immediately available funds to enable it to pay the Merger Consideration as required by this Agreement.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.01 Conduct of Business.

(a) Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and comply with all applicable Laws in all material respects, and, to the extent consistent therewith, use its reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business shall not be materially impaired at the Effective Time. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as provided in Section 5.01(a) of the Company Disclosure Letter and except as expressly contemplated by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent, which shall not be unreasonably withheld or delayed:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien, any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than (A) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date hereof or granted after the date hereof in accordance with clause (B) below, in either case in accordance with their terms on the date hereof (or on the date of grant, if later), and (B) the grant of options to employees hired within one year prior to, or anytime after, the date hereof to acquire shares of Company Common Stock in accordance with the Company’s ordinary course of business consistent with past practice);

(iii) amend the Company Certificate or the Company By-laws or the comparable charter or organizational documents of any of its Subsidiaries or adopt a stockholders’ rights plan (i.e., “poison pill”);

(iv) directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any division, business or equity interest of any person or (B) any assets forming part of such a division or business that have a purchase price in excess of $50,000 individually or $100,000 in the aggregate;

(v) sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or other assets (except (A) by incurring Permitted Liens, (B) with respect to properties or other assets no longer used in the operation of the Company’s business, (C) in the ordinary course of business and/or (D) in furtherance of the transactions contemplated herein, including those matters under Sections 6.13 and 6.16;

(vi) with respect to the Company’s 2006 fiscal year, make any capital expenditure or expenditures not budgeted for in the Company’s 2006 fiscal year capital expenditure plan, a correct and complete copy of which shall have been provided to Parent prior to the date of this Agreement, which (1) involves the purchase of any real property or (2) is in excess of $100,000 individually, or $200,000 in the aggregate;

(vii) (A) repurchase or prepay any indebtedness for borrowed money except as required by the terms of such indebtedness, (B) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (C) make any loans, advances or capital contributions to, or investments in, any other person in excess of $50,000 in the aggregate, other than in the Company or in or to any direct or indirect wholly-owned Subsidiary of the Company;

(viii) (A) pay, discharge, settle or satisfy any claims (including claims of stockholders), liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) (1) in excess of $50,000 individually and $100,000 in the aggregate, other than in the ordinary course of business consistent with past practice or (2) involving any material limitation on the conduct of the business of the Company or its Subsidiaries or (B) waive or release any right of the Company or any of its Subsidiaries with a value in excess of $100,000;

(ix) enter into, modify, amend or terminate (A) any Contract which if so entered into, modified, amended or terminated would reasonably be expected to (1) have a Company Material Adverse Effect, (2) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (3) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement, (B) any other Contract that involves the Company or any of its Subsidiaries incurring a liability in excess of $100,000 individually or $200,000 in the aggregate and that is not terminable by the Company without penalty with one year or less notice (excluding contracts or amendments entered into or made in the ordinary course of business with customers of the Company or its Subsidiaries), (C) any Contract by which the Company or any of its Subsidiaries grants any license to Company Intellectual Property or (D) any Contract that contains a covenant restricting the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would restrict the ability of Parent or any of its Subsidiaries, including the Surviving Corporation and its Subsidiaries) to compete in any business or with any person or in any geographic area;

(x) enter into any Contract which if in effect as of the date hereof would be required to be disclosed pursuant to Section 3.10(b) hereof (other than Contracts required to be disclosed pursuant to Section 3.10(b)(v)) to the extent consummation of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed right or entitlement of any third party under, or result in any material alteration of, any provision of such Contract;

(xi) except as required to comply with applicable Law or any Contract disclosed in Section 3.12 of the Company Disclosure Letter, (A) increase in any manner the compensation or fringe benefits of, or pay any bonus (other than the bonus payments described in Section 6.10(a) of the Company Disclosure Letter) to, any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, (B) pay to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any benefit not provided for under any Contract or Company Plan other than the payment of cash compensation in the ordinary course of business consistent with past practice, (C) grant any awards under any Company Plan (including the grant of stock options, warrants, stock appreciation rights, stock based or stock related awards, performance units, restricted stock, any securities convertible into or exercisable or exchangeable for, any shares of capital stock in the Company or any Subsidiary, or the removal of existing restrictions in any Contract or Company Plan or awards made thereunder), (D) take any action to fund or in any other way secure the payment of compensation or benefits under any Contract or Company Plan, (E) exercise any discretion to accelerate the vesting or payment of any compensation or benefit under any Contract or Company Plan, (F) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company Plan or change the manner in which contributions to any Company Plan are made or the basis on which such contributions are determined or (G) adopt any new employee benefit plan or arrangement or amend, modify or terminate any existing Company Plan, in each case for the benefit of any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, other than required by applicable Law or tax qualification requirement;

(xii) adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of the Company or any of its Subsidiaries;

(xiii) fail to use reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xiv) change its fiscal year, revalue any of its material assets, or make any changes in financial, actuarial, reserving, statutory or tax accounting methods, principles or practices, except in each case as required by GAAP or applicable Law;

(xv) make any material tax election or settle or compromise any material tax liability, or agree to an extension of a statute of limitations with respect to material taxes;

(xvi) terminate, amend or otherwise modify any agreement entered into by the Company with any individual as requested by Parent pursuant to Section 6.09; or

(xvii) authorize any of, or commit, propose or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. During the period from the date of this Agreement to the Effective Time, Parent shall not (i) amend the Parent Articles or the Parent By-laws in a manner materially adverse to the Company’s stockholders or (ii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) dividends or distributions by a direct or indirect wholly owned Subsidiary of Parent to its parent or (B) regular cash dividends paid in the ordinary course of business consistent with past practice or (iii) authorize any of, or commit, propose or agree to take any of, the forgoing actions.

(c) Other Actions. Except as otherwise contemplated or permitted by this Agreement, the Company and Parent shall not, and shall not permit any of their respective Subsidiaries to, take any action that would reasonably be expected to result in (i) any of the representations and warranties of such party set forth in this Agreement that are qualified by materiality, Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Merger set forth in Article VII not being satisfied. Prior to the Effective Time, the Company shall consult with Parent in connection with any settlement of any litigation, mediation, arbitration or investigation prior to any such settlement.

(d) Advice of Changes; Filings. Each of the Company and Parent shall as promptly as practicable advise the other party orally and in writing upon obtaining Knowledge of (i) any representation or warranty made by it (and, in the case of Parent, made by Merger Sub) contained in this Agreement that is qualified as to materiality, Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, becoming untrue or inaccurate in any respect or any representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure of it (and, in the case of Parent, of Merger Sub) to comply with or satisfy in any respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement. The Company and Parent shall promptly provide the other party with copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the transactions contemplated hereby.

5.02 No Solicitation by the Company.

(a) The Company shall not, nor shall it authorize or permit any of its Subsidiaries, any of its or their respective directors, officers, employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative retained by the Company or any Subsidiary in connection with the transactions contemplated by this Agreement (collectively, “Representatives”) to, directly or indirectly through another person, (i) solicit, initiate, cause, knowingly encourage, or knowingly facilitate, any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to a Company Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Company Takeover Proposal, or furnish to any person any information in connection with or in furtherance of any Company Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 5.02(a) by the Company. The Company shall, and shall cause its Subsidiaries and instruct its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted previously with respect to any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval (and in no event after obtaining such Company Stockholder Approval), in response to an unsolicited bona fide written Company Takeover Proposal made after the date hereof that the Company Board determines in good faith (after receiving advice of a financial advisor of nationally recognized reputation and of its outside counsel) constitutes or is reasonably likely to constitute a Company Superior Proposal, the Company may, if the Company Board determines in good faith (after receiving advice of its outside counsel) that it is necessary to do so in order to comply with its fiduciary duties to the stockholders of the Company under applicable Law, and subject to compliance with Section 5.02(e) and after giving Parent two business days written notice of such determination, (A) furnish information with respect to the Company and its Subsidiaries to the person making such Company Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive of such person than the Confidentiality Agreement, provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrent with the time it is provided or made available to such person, as the case may be, and (B) participate in discussions or negotiations with the person making such Company Takeover Proposal (and its Representatives) regarding such Company Takeover Proposal.

(b) For purposes of this Agreement, “Company Takeover Proposal” shall mean any inquiry, proposal or offer, whether or not conditional and whether or not withdrawn, (a) for the sale of Company Common Stock or other equity interests in the Company, (b) for a merger, consolidation, share exchange, business combination, dissolution, recapitalization or other business combination involving the Company, (c) for the issuance, sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the equity securities or assets of the Company as consideration for the assets or securities of another person, (d) to acquire in any manner, directly or indirectly, 10% or more of the equity securities of the Company or assets (including equity securities of any Subsidiary of the Company) that represent 10% or more of the total consolidated assets of the Company, other than the transactions contemplated by this Agreement, or (e) any agreement to, or public announcement by the Company of a proposal, plan or intention to do the foregoing.

(c) For purposes of this Agreement, “Company Superior Proposal” shall mean any bona fide written offer made by a third party, that if consummated would result in such person (or its stockholders) owning, directly or indirectly, greater than 50% of the shares of Company Common Stock then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the total consolidated assets of the Company (i) on terms which the Company Board determines in good faith (after receiving advice of a financial advisor of nationally recognized reputation and of its outside counsel and in light of all relevant circumstances, including, without limitation, all the terms and conditions of such proposal and this Agreement) to be more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement and (ii) which is reasonably likely to be completed, taking into account any financing and approval requirements and all other financial, legal, regulatory and other aspects of such proposal.

(d) Neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent), or propose to withdraw (or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Company Board or any such committee thereof of this Agreement or the Merger (it being understood that taking a neutral position or no position for more than seven (7) business days after receipt of a Company Takeover Proposal (or if such Company Takeover Proposal is initially received within seven (7) business days of the Company Stockholder Meeting no later than four (4) business days after receipt of such Company Takeover Proposal) with respect to a Company Takeover Proposal shall be considered an adverse modification) or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, any Company Takeover Proposal (other than a confidentiality agreement pursuant to Section 5.02(a)). Notwithstanding the foregoing, the Company Board may make a Company Adverse Recommendation Change if such Company Board determines in good faith (after receiving advice of its outside counsel) that it is necessary to do so in order to comply with its fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that no Company Adverse Recommendation Change may be made in response to a Company Takeover Proposal until after the fifth business day following Parent’s receipt of written notice from the Company (an “Adverse Recommendation Notice”) advising Parent that the Company Board has determined that such Company Takeover Proposal is a Company Superior Proposal, that the Company Board intends to make such Company Adverse Recommendation Change and containing all information required by Section 5.02(e), together with copies of any written offer or proposal in respect of such Company Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Company Superior Proposal shall require a new Adverse Recommendation Notice and a new five (5) business day period). In determining whether to make a Company Adverse Recommendation Change in response to a Company Superior Proposal, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent (in response to an Adverse Recommendation Notice or otherwise) in determining whether such third party Company Takeover Proposal still constitutes a Company Superior Proposal.

(e) In addition to the obligations of the Company set forth in subsections (a) and (d) of this Section 5.02, the Company shall promptly advise Parent orally and in writing of any request for information or other inquiry after the date hereof (whether or not the Company had contact with such requesting party prior to the date hereof) that the Company reasonably believes could lead to any Company Takeover Proposal, the terms and conditions of any such request, Company Takeover Proposal or inquiry (including any changes thereto) and the identity of the person making any such request, Company Takeover Proposal or inquiry. The Company shall promptly keep Parent fully informed of the status and details (including any change to the terms thereof) of any such request, Company Takeover Proposal or inquiry.

(f) Nothing contained in this Section 5.02 shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any required disclosure to the stockholders of the Company if, in the good faith judgment of the Company Board (after receiving advice of its outside counsel), failure to so disclose would be inconsistent with its obligations under applicable Law.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.01 Preparation of the Proxy Statement; Stockholder Meetings.

(a) The Company shall use its reasonable best efforts to prepare and file the initial Proxy Statement with the SEC as promptly as practicable following the date hereof, but in no event later than 14 days following the date hereof. The Company will respond promptly to any comments from the SEC or the staff of the SEC on the Proxy Statement. The Company shall use its reasonable efforts to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable following completion of any SEC review of the Proxy Statement (but in no event later than five business days after the date such review is complete). No filing of, or amendment or supplement to the Proxy Statement will made by the Company, without providing Parent and its counsel a reasonable opportunity to review and comment thereon. Parent and Merger Sub agree to promptly advise the Company if, at any time prior to the Company Stockholders Meeting, any information provided by them or the Company in the Proxy Statement is or becomes incorrect or incomplete in any material respect and to provide the Company with the information needed to correct such inaccuracy or omission. Parent and Merger Sub will furnish the Company with such supplemental information as may be necessary in order to cause the Proxy Statement, insofar as it relates to Parent and Merger Sub, to comply with the Exchange Act and the rules and regulations thereunder after the mailing thereof to the stockholders of the Company.

(b) The Company shall, as soon as practicable following the date of this Agreement, establish a record date for and promptly take any and all actions in connection therewith, and duly call, give notice of, convene and hold, a meeting of its stockholders (the “Company Stockholders Meeting”) solely for the purpose of obtaining the Company Stockholder Approval. Subject to Section 5.02(b), the Company shall, through the Company Board, recommend to its stockholders adoption of this Agreement, the Merger and the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company’s obligations pursuant to the first sentence of this Section 6.01(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or (ii) any Company Adverse Recommendation Change.

6.02 Access to Information; Confidentiality.

(a) The Company shall afford to Parent and Merger Sub, and their Representatives, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all of its and its Subsidiaries’ properties, books, contracts, commitments, personnel and records and, during such period, the Company shall furnish promptly to Parent and Merger Sub (a) a copy of each report, schedule, registration statement and other document filed by the Company or any Subsidiary during such period pursuant to the requirements of Federal or state securities Laws and (b) consistent with its legal obligations all other information concerning the Company and its Subsidiaries’ business, properties and personnel as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Authority applicable to the Company requires it or its Subsidiaries to restrict access to any properties or information.

(b) Except for disclosures expressly permitted by the terms of the confidentiality agreement, dated as of October 24, 2005, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), each party shall hold, and shall cause its Representatives to hold, all information received from the other party, directly or indirectly, in confidence in accordance with the Confidentiality Agreement. No investigation pursuant to this Section 6.02 or information provided, made available or received by any party hereto pursuant to this Agreement will affect any of the representations or warranties of the parties hereto contained in this Agreement or the conditions hereunder to the obligations of the parties hereto.

(c) In addition to and without limiting the foregoing, from the date hereof until the Effective Time, the Company shall furnish to Parent, within fifteen (15) business days after the end of each month, the standard monthly reporting package set forth in Section 6.02(c) of the Company Disclosure Letter. Notwithstanding the foregoing, the first standard monthly reporting package will be for the month of June and furnished to Parent no later than July 15, 2006.

6.03 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (a) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (b) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Authority, (c) the obtaining of all necessary consents, approvals or waivers from third parties, (d) the avoidance of impediments under any merger control, trade regulation or other Law that may be asserted by any Governmental Authority with respect to this Agreement and the Merger and other transactions contemplated hereby necessary to enable the conditions to Closing to be satisfied as promptly as practicable and (e) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the first sentence of this Section 6.03, each of the Company and the Company Board and Parent and the Parent Board shall (i) take all action reasonably necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (ii) if any state takeover statute or similar statute becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, take all action reasonably necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing or anything else to the contrary in this Agreement, nothing shall be deemed to require Parent to (A) agree to, or proffer to, divest or hold separate any assets or any portion of any business of Parent or any of its Subsidiaries or, assuming the consummation of the Merger, the Company or any of its Subsidiaries, (B) not compete in any geographic area or line of business, (C) restrict the manner in which, or whether, Parent, the Company, the Surviving Corporation or any of their respective Affiliates may carry on business in any part of the world or (D) agree to any terms or conditions that would impose any obligations on Parent or any of its Subsidiaries or, assuming the consummation of the Merger, the Company or any of its Subsidiaries, to maintain facilities, operations, places of business, employment levels, products or businesses, or any restriction, limitation, obligation or qualification or (E) make any payments, which, in the case of any of clauses (A) through (E), (i) would have, or would be reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole, or on Parent and its Subsidiaries, taken as a whole (it being agreed that in the case of measuring the effect on Parent and its Subsidiaries in this clause (i), (A) “Subsidiaries” shall not include the Company or its Subsidiaries, (B) “material adverse effect” shall be the level of, and shall be measured as to, what would have, or would be reasonably likely to have, a “material adverse effect” on the Company and its Subsidiaries, taken as a whole, and not the level or measure of what would have, or would be reasonably likely to have, a “material adverse effect” on Parent and its Subsidiaries, taken as a whole, and (C) the effect shall be with respect to Parent and its Subsidiaries) or (ii) would, or would be reasonably likely to, materially impair the benefits sought to be derived by Parent from the transactions contemplated by this Agreement, including the Merger.

6.04 Indemnification, Exculpation and Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers and employees of the Company and its Subsidiaries (the “Indemnified Parties” provided in the Company Certificate, the Company By-laws or existing indemnification agreements (in each case, as in effect on the date hereof) shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms. Parent shall indemnify and hold harmless, and provide advancement of expenses to the Indemnified Parties to the same extent such persons are indemnified or have the right to advancement of expenses as of the date hereof by the Company pursuant to the Company Certificate and the Company By-laws.

(b) For three years after the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) covering the Indemnified Parties currently covered by the Company’s directors’ and officers’ liability insurance policy (a correct and complete copy of which has been previously made available to Parent), on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date hereof. In satisfying its obligation under this Section 6.04(b) Parent shall not be obligated to pay aggregate premiums in excess of 300% of the amount paid by the Company in its last full fiscal year (which premiums are hereby represented and warranted by the Company to be approximately $120,000), it being understood and agreed that Parent shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(c) The covenants contained in this Section 6.04 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives, and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

6.05 Fees and Expenses. All fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

6.06 Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form previously agreed to by the parties.

6.07 Stockholder Litigation. The Company shall promptly advise Parent orally and in writing of any stockholder litigation against the Company and/or its directors relating to this Agreement, the Merger and/or the transactions contemplated by this Agreement and shall keep Parent fully informed regarding any such stockholder litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation, shall give due consideration to Parent’s advice with respect to such stockholder litigation and shall not settle any such litigation prior to such consultation and consideration; provided, however, that the Company further will not, without Parent’s prior written consent, settle any stockholder litigation (a) for an amount greater than $100,000, individually, and $200,000 in the aggregate or (b) that involves or has the effect of imposing any remedy or restriction upon the Company or any of its Subsidiaries other than monetary damages.

6.08 Employee Matters.

(a) Parent reserves the right to request in writing that the Company cease contributions to and/or terminate one or more of the Plans immediately prior to the Effective Time. Prior to the Closing, the Company shall adopt resolutions to terminate its 401(k) plan with such plan termination effective at least one day prior to the Closing.

(b) With respect to any benefit plan, program, arrangement (including an “employee benefit plan” (as defined in Section 3(3) of ERISA) and any PTO program, but excluding the UnitedHealth Group 2002 Stock Incentive Plan (or any successor plan thereto)), Parent shall, and shall cause its Affiliates to, recognize the service with the Company prior to the Effective Time (based upon the Company’s service records as provided to Parent) of the employees of the Company who are employed by the Company immediately prior to the Effective Time (the “Eligible Employees”) for purposes of such plan or program; provided, however, that such recognition shall not result in a duplication of benefits. Parent shall cause the Company to credit up to 40 hours per employee of accrued but not taken paid time off relating to periods ending on or prior to the Closing (the “Carryover PTO”) of the Eligible Employees as of the Closing Date; provided, however, that such Carryover PTO shall be aggregated with all paid time off earned by any of the Eligible Employees after the Effective Time and, together with such paid time off earned after the Effective Time, shall be subject to the same year-end carryover limitations applicable to employees of Parent or its affiliates generally. Following the Closing, Parent shall pay to the Eligible Employees the excess of 40 hours of accrued but not taken vacation time.

(c) The Eligible Employees shall leave the Plans and enter the employee benefit plans of Parent or its Affiliates pursuant to the terms of such plans on such date as Parent deems appropriate.

6.09 Employment Agreements. The Company shall use its commercially reasonable efforts to cause each of the individuals, identified by Parent prior to the Effective Time, to enter into an employment agreement with Parent or one of its affiliates effective as of the Effective Time.

6.10 Standstill Agreements, Confidentiality Agreements, Anti-takeover Provisions. During the period from the date of this Agreement through the Effective Time, the Company will not terminate, amend, modify or waive any provision of any agreement required to be disclosed pursuant to Section 3.10(b)(v) hereof to which it or any of its Subsidiaries is a party, other than the Confidentiality Agreement pursuant to its terms or by written agreement of the parties thereto. During such period, the Company shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any material breaches of such agreements and to enforce specifically the material terms and provisions thereof in any court of the United States of America or of any state having jurisdiction. In addition, the Company will not approve a Company Takeover Proposal or Company Superior Proposal for purposes of Section 203 of the DGCL except in accordance with Section 5.02.

6.11 Cooperation. Each of the Company and its Subsidiaries will, and will cause each of its Representatives to, use its reasonable efforts, subject to applicable Laws, to cooperate with and assist Parent and Merger Sub in connection with planning the integration of the Company and its Subsidiaries and their respective employees with the business operations of Parent and its Subsidiaries.

6.12 Mogul Sub. The Company agrees to take all actions necessary to purchase the outstanding equity interest of Mogul Sub not owned by the Company, including, without limitation, a duly executed stock purchase agreement (an “ENS Purchase Agreement”) in a form reasonably satisfactory to Parent, such that, prior to the Effective Time, the Company will own all of the issued and outstanding shares of Mogul Sub, free and clear of all Liens.

6.13 Subsidiaries other than Mogul Sub. The Company agrees to take all actions necessary to liquidate and dissolve all of its Subsidiaries other than Mogul Sub prior to the Effective Time in accordance with all applicable Laws.

6.14 Estimated Balance Sheet. Not less than three business days prior to the Closing, the Company shall prepare (in consultation with Parent) and deliver to Parent an estimated consolidated balance sheet of the Company and its Subsidiaries as of immediately prior to the Closing (the “Estimated Balance Sheet”) prepared from the books and records of the Company and its Subsidiaries in accordance with GAAP, applied on a basis consistent with the Company’s audited consolidated balance sheet for the fiscal year ended October 31, 2005, including a good faith estimate (“Statement of Estimated Company Cash”) of the Company’s remaining cash as of the Closing after all expenses have been deducted, including, without limitation, those specified in Section 6.15(b) and insider accounts have been settled pursuant to Section 6.17, and prepared in a manner consistent with the methodology set forth in Schedule 6.15(b) (the “Company Closing Cash”).

6.15 Target Company Cash.

(a) Upon the Company’s execution of this Agreement, the Company shall deposit the amount of $12,700,000 (the “Target Company Cash”) into a separate and distinct account in its own name with Bear Stearns. The Company covenants and agrees to maintain in such account at all times from the date hereof until the Effective Time an amount equal to not less than the Target Company Cash. The account information relating to such account has been previously provided to Parent, and such account shall require Bear Stearns to provide Parent notice of all deposits, withdrawals and other activity relating to such account (other than the ordinary allocation of dividends and interest). The Company hereby acknowledges that, for federal and state income tax purposes, the interest earned on the Target Company Cash in such account shall be income of the Company.

(b) The Company has prepared and delivered to Parent on the date hereof (and consistent with the methodology set forth in Schedule 6.15(b)) a Statement of Estimated Company Cash, including, without limitation, an individual estimate for each of the expenses listed below, whether or not such expenses have been paid prior to the Effective Time or will be paid after the Effective Time, each of which shall be set forth in reasonable detail on the Statement of Estimated Company Cash and a certificate of a duly authorized officer of the Company certifying such Statement of Estimated Company Cash:

(i) the cost of purchasing the outstanding equity interests of Mogul Sub not owned by the Company;

(ii) the fees and expenses of or paid or payable by the Company or its Subsidiaries in connection with the Merger, including, without limitation, the fees and expenses of Hahn & Hessen LLP, Legacy Partners Group LLC, Patrick Kennedy, McGladrey & Pullen LLP, Kamler, Lewis & Noreman LLP and any other advisors engaged by the Company or its Subsidiaries in connection with the Merger (the “Company’s Transaction Expenses”);

(iii) the bonuses payable by the Company or any of its Subsidiaries to management in connection with the Merger (including as a result of the Merger) or otherwise for periods up through the Closing Date (the “Management Bonuses”);

(iv) the costs of all severance obligations, including, without limitation, the cost of all benefits, payable to the Company’s or any of its Subsidiary’s management and staff in connection with the Merger (including as a result of the Merger) (the “Severance Costs”);

(v) the costs of winding down and closing the Company’s New York office (the “NY Office Wind-Down Costs”);

(vi) the costs of winding down and liquidating in accordance with applicable law all of the Company’s Subsidiaries other than Mogul Sub (collectively, the “Wind-Down Costs”);

(vii) the dividend declared on February 13, 2006 (the “2006 Dividend”) to the extent not already paid by the Company;

(viii) the amount of the Insider Settlement; and

(ix) the amount of all taxes due and payable by the Company and any of its Subsidiaries with respect to all tax periods ending on or prior to the Effective Time, including any transferee or successor liability in respect of taxes (whether by contract or otherwise), any several liability in respect of any tax as a result of being a member of any affiliated, consolidated, combined, unitary or similar group and any liability with respect to taxes in connection with the Management Bonuses.

(c) From the date hereof until the Effective Time, the Company shall furnish to Parent, on the first of each month, (i) a Statement of Estimated Company Cash (prepared in a manner consistent with the methodology set forth in Schedule 6.15(b)), including, without limitation, an individual estimate for each of the expenses listed in Section above, (ii) an explanation of any changes from the previous Statement of Estimated Company Cash, and (iii) a certificate of a duly authorized officer of the Company certifying such Statement of Estimated Company Cash. Notwithstanding the foregoing, the first Statement of Estimated Company Cash will be furnished on July 1, 2006.

6.16 Payment of Expenses. Prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to (as applicable), pay: (a) the Company Transaction Expenses; (b) the Management Bonuses, net of any amounts owed by such key managers to the Company or any of its Subsidiaries; (c) the Severance Costs, net of any amounts owed by such managers and staff to the Company or any of its Subsidiaries; (d) the NY Office Wind-Down Costs; (e) the Wind-Down Costs; and (f) the 2006 Dividend.

6.17 Shareholder and Employee Accounts. Prior to the Effective Time, the Company shall cause all shareholder and/or employee indebtedness and other shareholder and/or employee accounts (other than trade receivables payable to Mogul Sub) among the Company or any of its

Subsidiaries and any of their shareholders, employees and/or any other affiliated legal persons to be settled and canceled in accordance with GAAP and all Tax laws and regulations (the “Insider Settlement”). Company Closing Cash shall be determined after giving effect to the matters contemplated in this Section.

6.18 Management Bonuses. The Company covenants and agrees that (a) the Management Bonuses shall be paid solely to Mogul Sub’s management, (b) the aggregate amount of Management Bonuses shall not exceed $1 million, and (c) not less than ten (10) business days prior to the Closing, it shall disclose to Parent the identity of each individual who will be paid a Management Bonus and the amount of Management Bonus to be paid to each such individual.

ARTICLE VII

CONDITIONS PRECEDENT

7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Other Approvals. Other than the filing provided for by Section 1.03, all authorizations, consents, orders or approvals of, or declarations or filings with, any Governmental Authority which are necessary for the consummation of the Merger or those the failure of which to be obtained would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, shall have been filed, have occurred or been obtained (all such authorizations, consents, orders, approvals, declarations and filings being referred to as the “Requisite Regulatory Approvals”) and all such Requisite Regulatory Approvals shall be in full force and effect.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Authority, which makes the consummation of the Merger illegal.

7.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in Section 3.03 and 3.08) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (without regard to materiality or Company Material Adverse Effect qualifiers contained therein), except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, except where the failure of the representations and warranties to be true and correct individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The representations and warranties of the Company set forth in Section 3.03 and 3.08 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, subject to de minimis exceptions to breaches. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to the effect of the foregoing two sentences.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c) No Litigation. There shall not be pending or threatened any suit, action or proceeding by any Governmental Authority or any other third party (i) challenging the acquisition by Parent or Merger Sub of any shares of Company Common Stock, seeking to restrain or prohibit the consummation of the Merger, seeking to place limitations on the ownership of shares of Company Common Stock (or shares of capital stock of the Surviving Corporation) by Parent or Merger Sub, (ii) seeking to (A) prohibit or limit the ownership or operation by the Company or any of its Subsidiaries or by Parent or any of its Subsidiaries of any portion of any business or of any assets of the Company and its Subsidiaries or Parent and its Subsidiaries, (B) compel the Company or any of its Subsidiaries or Parent or any of its Subsidiaries to divest or hold separate any portion of any business or of any assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as a result of the Merger or (C) impose any obligations on Parent or any of its Subsidiaries or the Company or any of its Subsidiaries to maintain facilities, operations, places of business, employment levels, products or businesses or (iii) seeking to obtain from the Company, Parent or Merger Sub any damages, payments, covenants or legally binding assurances, which in the case of clauses (ii) and (iii) above (x) would have, or would be reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole, or on Parent and its Subsidiaries, taken as a whole (it being agreed that in the case of measuring the effect on Parent and its Subsidiaries in this clause (x), (A) “Subsidiaries” shall not include the Company or its Subsidiaries, (B) “material adverse effect” shall be the level of, and shall be measured as to, what would have, or would be reasonably likely to have, a “material adverse effect” on the Company and its Subsidiaries, taken as a whole, and not the level or measure of what would have, or would be reasonably likely to have, a “material adverse effect” on Parent and its Subsidiaries, taken as a whole, and (C) the effect shall be with respect to Parent and its Subsidiaries) or (y) would, or would be reasonably likely to, materially impair the benefits sought to be derived by Parent from the transactions contemplated by this Agreement, including the Merger.

(d) Restraint. No Restraint that would reasonably be expected to result, directly or indirectly, in any of the effects referred to in Section 7.02(c) shall be in effect.

(e) Ownership of Mogul Sub. The Company shall have delivered evidence to Parent, in form and substance reasonably satisfactory to Parent, indicating that Mogul Sub is a wholly owned subsidiary of the Company as of immediately prior to the Closing Date, including an ENS Purchase Agreement duly executed by each holder of an equity interest in Mogul Sub other than the Company.

(f) Subsidiaries other than Mogul Sub. The Company shall have delivered evidence to Parent, in form and substance reasonably satisfactory to Parent, that all of the Company’s Subsidiaries other than Mogul Sub have been fully liquidated and dissolved.

(g) Estimated Balance Sheet. The Company shall have delivered to Parent the Estimated Balance Sheet at least three business days prior to the Closing Date, and delivered evidence to Parent, in form and substance reasonably satisfactory to Parent, indicating that all of the expenses on the Estimated Balance Sheet, including those expenses identified in Section 6.16, have been paid by the Company or its Subsidiaries prior to the Closing Date and that all insider accounts have been settled as stipulated in Section 6.17, along with a certificate of a duly authorized officer of the Company certifying the foregoing.

(h) No Company Material Adverse Effect. There shall not have occurred any change, effect, event, circumstance, occurrence or state of facts that, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect.

(i) Appraisal Rights. The holders of no more than 5% of the outstanding shares of Company Common Stock shall have validly delivered written demand for appraisal rights with respect thereto, and shall not have voted in favor of the Merger or otherwise failed to perfect or effectively withdraw or lose such rights, all in accordance with Section 262 of the DGCL.

(j) Resignations. Parent shall have received copies of the executed resignations, effective as of the Effective Time, of each director and officer of the Company and of each director of the Company’s Subsidiaries.

(k) Lines of Credit. Parent shall have received evidence that all lines of credit or other bank debt of the Company or any Subsidiary have been paid in full and terminated, and all related Liens on assets of the Company or any Subsidiary, as applicable, have been released prior to the Effective Time.

7.03 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date

(without regard to materiality or Parent Material Adverse Effect qualifiers contained therein), except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, except where the failure of the representations and warranties to be true and correct individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

7.04 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Sections 7.01, 7.02 or 7.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 6.03.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before September 30, 2006 (the “Termination Date”) (which may be extended by the mutual written consent of Parent and the Company); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(ii) if any Restraint having the effect of permanently restraining, enjoining, or otherwise prohibiting the Merger and the transactions contemplated by this Agreement shall be in effect and shall have become final and nonappealable; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02(a) or (b) and (B) is incapable of being cured, or is not cured, by the Company within 30 calendar days following receipt of written notice from Parent of such breach or failure to perform;

(d) by the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or (b) and (ii) is incapable of being cured, or is not cured, by Parent within 30 calendar days following receipt of written notice from the Company of such breach or failure to perform;

(e) by Parent, within 45 days of the date on which (i) a Company Adverse Recommendation Change shall have occurred or (ii) the Company Board or any committee thereof shall have failed to publicly confirm its recommendation and declaration of advisability of this Agreement and the Merger within three (3) business days after a written request by Parent that it do so; or

(f) by Parent, if the Company Closing Cash, as determined pursuant to Section 6.14, is less than the Target Company Cash.

8.02 Termination Fee.

(a) In the event that:

(i) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i), and (A) a vote to obtain the Company Stockholder Approval has not been held, (B) after the date of this Agreement, a Company Takeover Proposal shall have been made or communicated to the Company or shall have been made directly to the stockholders of the Company generally (and at least one such Company Takeover Proposal shall not have been withdrawn prior to the event giving rise to the right of termination under Section 8.01(b)(i)) and (C) within twelve (12) months after such termination, the Company shall have reached a definitive agreement to consummate, or shall have consummated, a Company Takeover Proposal;

(ii) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(iii) and (A) after the date of this Agreement, a Company Takeover Proposal shall have been made or communicated to the Company or shall have been made directly to the stockholders of the Company generally (and at least one such Company Takeover Proposal shall not have been withdrawn prior to the event giving rise to the right of termination under Section 8.01(b)(iii)) and (B) within twelve (12) months after such termination, the Company shall have reached a definitive agreement to consummate, or shall have consummated, a Company Takeover Proposal;

(iii) this Agreement is terminated by Parent pursuant to Section 8.01(c) and (A) after the date of this Agreement, a Company Takeover Proposal shall have been made or communicated to the Company or shall have been made directly to the stockholders of the Company generally and (B) within twelve (12) months after such termination, the Company shall have reached a definitive agreement to consummate, or shall have consummated, a Company Takeover Proposal; or

(iv) this Agreement is terminated by Parent pursuant to Section 8.01(e), then the Company shall (1) in the case of a Termination Fee payable pursuant to clauses (i), (ii) or (iii) of this Section 8.02(a), upon the earlier of the date of such definitive agreement and such consummation of a Company Takeover Proposal or (2) in the case of a Termination Fee payable pursuant to this clause (iv) of this Section 8.02(a), on the date of such termination, pay Parent a fee equal to $2,152,141 (the “Termination Fee”) by wire transfer of same-day funds. Notwithstanding the foregoing sentence, in the event that the Company proposes to terminate this Agreement at a time when the Termination Fee is payable, the Company shall pay Parent the Termination Fee as described above prior to such termination by the Company. Notwithstanding the foregoing in Section 8.02(a)(i) or Section 8.02(a)(ii), if a Termination Fee would have been payable under Section 8.02(a)(i) or Section 8.02(a)(ii) but for the fact that the person (or any of its Affiliates) with whom the Company shall have reached a definitive agreement to consummate, or shall have consummated, a Company Takeover Proposal within twelve (12) months after termination of this Agreement withdrew a Company Takeover Proposal prior to the event giving rise to the right of termination of this Agreement under Section 8.01(b)(i) or Section 8.01(b)(iii), then the Company shall upon the earlier of such definitive agreement and such consummation of a Company Takeover Proposal pay Parent the Termination Fee by wire transfer of same-day funds. In the case of a Termination Fee payable pursuant to clause (iii) of this Section 8.02(a), the parties hereby agree that the Termination Fee (including the right to receive such fee or the payment of such fee) shall not limit in any respect any rights or remedies available to Parent and Merger Sub relating to any willful breach or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement resulting, directly or indirectly, in the right to receive the Termination Fee.

(b) The Company acknowledges and agrees that the agreements contained in Section 8.02(a) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. If the Company fails promptly to pay the amount due pursuant to Section 8.02(a), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

8.03 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the provisions of the penultimate sentence of Section 6.02(a), Sections 6.05 and 8.02 and this Section 8.03, which provisions shall survive such termination; provided, however, that nothing herein shall relieve any party from any liability for any willful breach hereof.

8.04 Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.05 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 8.04, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

8.06 Procedure for Termination or Amendment. A termination of this Agreement pursuant to Section 8.01 or an amendment of this Agreement pursuant to Section 8.04 shall, in order to be effective, require, in the case of Parent or the Company, action by the Parent Board or the Company Board, as applicable, or, with respect to any amendment of this Agreement pursuant to Section 8.04, the Parent Board or the Company Board, as applicable, or the duly authorized committee or other designee of the Parent Board or the Company Board, as applicable, to the extent permitted by Law.

ARTICLE IX

GENERAL PROVISIONS

9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

9.02 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:

Ingenix, Inc.

MN002-0145

12125 Technology Drive

Eden Prairie, MN 55344

Facsimile No.: (952) 833-7201

Attention: General Counsel

                 and

Attention: President and Chief Operating Officer

with a copy to:

UnitedHealth Group Incorporated

9900 Bren Road East

Minnetonka, MN 55343

Facsimile No.: (952) 936-0044

Attention: General Counsel

Facsimile No.: (952) 936-1398

Attention: Vice President, Corporate Development

and a copy to:

Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500

Minneapolis, Minnesota 55402

Facsimile No.: (612) 340-7800

Attention: Matthew J. Knopf

if to the Company, to:

NWH, Inc.

156 West 56th Street

Suite 2001

New York, NY 10019

Facsimile No.: (212) 582-1022

Attention: Terrence S. Cassidy, President

with a copy to:

Hahn & Hessen LLP

488 Madison Avenue

New York, New York 10022

Facsimile No.: (212) 478-7400

Attention: James Kardon

9.03 Definitions. For purposes of this Agreement:

(a) an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

(b) “Knowledge” of any person that is not an individual means, (i) with respect to the Company regarding any matter in question, the actual knowledge of the employees of the Company and its Subsidiaries listed in Section 9.03(b) of the Company Disclosure Letter and (ii) with respect to Parent regarding any matter in question, the actual knowledge of the employees of Parent and its Subsidiaries listed in Section 9.03(b) of the Parent Disclosure Letter, in each case as such knowledge has been obtained in the normal conduct of the business after the exercise of reasonable diligence, including such knowledge as a reasonably prudent person in similar business or ownership positions would have obtained upon the exercise of reasonable diligence;

(c) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(d) “Permitted Liens” means (i) any liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation and (iv) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the value of the property subject thereto;

(e) a “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

9.04 Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. The parties have participated jointly in the negotiating and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

9.05 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

9.06 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Letter and the Parent Disclosure Letter, the Exhibits hereto, the documents and instruments relating to the Merger referred to herein, the Voting Agreement and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement and (b) except for the provisions of Section 6.04, are not intended to confer upon any person other than the parties any rights, benefits or remedies.

9.07 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

9.08 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion (and, if so requested by the Company, will assign to a wholly owned corporate subsidiary of Parent) any or all of its rights, interests and obligations under this Agreement to any direct, wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations hereunder (except in the case of any such request). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.09 Specific Enforcement; Consent to Jurisdiction. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in any state court in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or of any state court located in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Federal court located in the State of Delaware or a state court located in the State of Delaware.

9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

INGENIX, INC.

By:	/s/ RICHARD H. ANDERSEN
Name: Richard H. Andersen
Title: Chief Executive Officer

MOGUL ACQUISITION CORPORATION

By:	/s/ RICHARD H. ANDERSEN
Name: Richard H. Andersen
Title: President

NWH, INC.

By:	/s/ TERRENCE S. CASSIDY
Name: Terrence S. Cassidy
Title: President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Schedule 6.15(b)

Methodology for Statement of Estimated Company Cash

Total Cash as of Closing

Less Closing Costs:

1.	ENS Bonus Estimate
2.	Severance/Bonus to the Company’s Executives
3.	Payroll Taxes on Severance/Bonuses
4.	Consultant Bonus
5.	Solicitation Agent
6.	Printing
7.	Accounting
8.	Legal Expenses
9.	Escrow Expenses
10.	Shareholder Notes
11.	Shareholder Contingent Note
12.	Minority Shareholder Buyout
13.	Fairness Opinion
14.	NY Office Wind Down Costs
a.	Payment received for vehicle
b.	Use of rent deposit of $40K, net of $2500 due to subtenant
c.	Rent
d.	Rental income
e.	Office utilities
f.	Professional fees not related to deal
15.	Wind down costs of other entities
16.	Other Closing Benefits/Costs

Total Cash Net of Closing Costs